

12062996

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2011 (MM/DD/YY) AND ENDING 09-30-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Ann Street, Suite 400
(No. and Street)

Frankfort, (City) Kentucky (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Kramer (502) 875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton and Medley
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower
462 S Fourth Street (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corp., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Required
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Mountjoy
Chilton
Medley LLP

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors of First Kentucky Securities Corporation and Subsidiary:

In accordance with Rule 17 a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2012, which were agreed to by First Kentucky Securities Corporation and Subsidiary ("the Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for First Kentucky Securities Corporation and Subsidiary's compliance with those requirements. Our engagement to apply agreed-upon procedures was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings in accordance with the terms of our engagement letter dated October 19, 2012 are as follows:

1. Compare the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursement records entries.

   Results of Testing: No exceptions noted.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012.

   Results of Testing: As originally filed, for the March 31, 2012 Form X-17A-5 and Form SIPC-6 there was $7,387 of revenue not reported. As originally filed, for the September 30, 2012 Form X-17A-5 and Form SIPC-7 there was $1 of revenue not reported.

3. Compare any adjustments reported in Form SIPC-6 and Form SIPC-7 with supporting schedules and working papers, if applicable.

   Results of Testing: No exceptions noted.

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

P 502.749.1900
F 502.749.1900

888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Independent Accountant's Report on Applying Agreed-Upon Procedures (Continued)

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Results of Testing: No exceptions noted.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, if applicable.

   Results of Testing: No exceptions noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the above referenced information and accompanying exhibits. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Louisville, Kentucky
November 26, 2012

First Kentucky Securities Corporation and Subsidiary

Consolidated Financial Statements

September 30, 2012 and 2011

First Kentucky Securities Corporation and Subsidiary

Table of Contents
September 30, 2012 and 2011



Mountjoy
Chilton
Medley LLP

Independent Auditor's Report

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated statements of financial condition of the First Kentucky Securities Corporation (a Kentucky Corporation) including its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), as of September 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation and Subsidiary as of September 30, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 and 15c3 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 26, 2012

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2012 and 2011

	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 92,997	$ 111,701
Accounts receivable - trade	145,179	114,414
Securities held in inventory	536,331	441,188
Advances to employees	-	100
Prepaid expenses and other	4,126	4,606
Income taxes receivable	17,725	-
Deferred tax assets	13,092	2,182
Deposit held with clearing house	100,000	100,000
Total Current Assets	909,450	774,191
Other Non-Current Assets		
Deferred tax assets, non-current	24,006	37,098
Total Other Non-Current Assets	24,006	37,098
Total Assets	$ 933,456	$ 811,289
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 361,192	$ 200,710
Accounts payable	32,239	20,037
Income taxes payable	-	31,206
Deferred revenue	33,336	5,556
Accrued liabilities	57,076	47,470
Total Current Liabilities	483,843	304,979
Other Non-Current Liabilities		
Deferred revenue, non-current	61,108	94,444
Total Liabilities	544,951	399,423
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 133 issued and outstanding	66,500	66,500
Additional paid-in capital	134,376	134,376
Retained earnings	187,629	210,990
Total Stockholders' Equity	388,505	411,866
Total Liabilities and Stockholders' Equity	$ 933,456	$ 811,289

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2012 and 2011

	2012	2011
Revenues		
Advisory fees	$ 89,530	$ 123,350
Commissions	1,956,147	2,130,792
Consulting fees	17,669	-
Designated sales	69,000	71,721
Fiscal agent fees, net	385,975	164,379
Handling fees	16,853	19,340
Interest	11,233	12,828
Joint account fees	20,799	12,434
Managed account fees, net	896,875	956,064
Miscellaneous	26,695	27,666
Rental	6,594	2,750
Trading account gains, net	117,134	89,055
Underwriting, net	129,192	63,162
Total Revenues	3,743,696	3,673,541
Expenses		
Advertising	19,446	9,532
Bank charges	402	420
Employee benefits	100,506	108,146
Charge-offs	28,526	4,802
Clearing fees	152,314	163,883
Correspondent fees	2,040	-
Contract labor	147,599	139,583
Donations	6,300	11,100
Dues and subscriptions	24,717	19,730
Employee and customer relations	4,754	1,392
Equipment repairs and maintenance	2,315	7,544
Information systems	112,135	104,286
Insurance	9,147	7,818
Interest	4,245	6,162
Licenses and registrations	5,001	5,288
Managed account expense	30,285	30,160
Miscellaneous	10,208	11,583

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
Years Ended September 30, 2012 and 2011

	2012	2011
Expenses (Continued)		
Office supplies	$ 24,379	$ 25,324
Postage and shipping	7,507	7,609
Professional fees	17,026	20,613
Regulatory fees	68,425	49,808
Rent	133,855	135,199
Retirement	67,521	43,665
Salaries, commissions and related taxes	2,517,065	2,512,555
Taxes and licenses (occupational)	1,508	2,004
Telephone and internet access	23,490	22,862
Training	3,041	6,025
Transfer fees	25,248	-
Travel and entertainment	21,119	11,700
Underwriting expenses	9,816	-
Utilities	14,895	10,147
Vehicle expense	24,622	27,435
Total Expenses	3,619,457	3,506,375
Net Income before Income Taxes	124,239	167,166
Income Tax Expense	41,200	69,402
Net Income	$ 83,039	$ 97,764

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2012 and 2011

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, September 30, 2010	133	$ 66,500	$ 134,376	$ 113,226	$ 314,102
Net Income	-	-	-	97,764	97,764
Balances, September 30, 2011	133	66,500	134,376	210,990	411,866
Dividends Paid	-	-	-	(106,400)	(106,400)
Net Income	-	-	-	83,039	83,039
Balances, September 30, 2012	133	$ 66,500	$ 134,376	$ 187,629	$ 388,505

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net Income	$ 83,039	$ 97,764
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred taxes	2,182	38,196
Changes in assets and liabilities:		
Accounts receivable	(30,765)	(50,829)
Income tax receivable	(17,725)	-
Securities held in inventory	(95,143)	336,070
Advances to employees, net	100	3,800
Prepaid expenses and other	480	7,486
Cash surrender value of insurance	-	19,682
Accounts payable	12,202	(1,561)
Income taxes payable	(31,206)	31,206
Accrued liabilities	9,606	(21,621)
Deferred revenue	(5,556)	100,000
Net Cash (Used in) Provided by Operating Activities	(72,786)	560,193
Cash Flows from Financing Activities		
Dividends paid	(106,400)	-
Note payable, net	160,482	(483,337)
Net Cash Provided by (Used in) Financing Activities	54,082	(483,337)
Net (Decrease) Increase in Cash and Cash Equivalents	(18,704)	76,856
Cash and Cash Equivalents at Beginning of Year	111,701	34,845
Cash and Cash Equivalents at End of Year	$ 92,997	$ 111,701
Supplemental Disclosure:		
Cash paid during the year for interest	$ 4,245	$ 6,162
Cash paid for income taxes	90,131	-

See accompanying notes.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in 2012 and 2011, respectively.

The consolidated financial statements for September 30, 2012 and 2011 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC), as produced by the Financial Accounting Standards Board (FASB), is the sole source of authoritative GAAP.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimate is the allowance for uncollectible accounts for accounts receivable. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

   The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to them from this broker/dealer for commissions and fees earned. As of September 2012 and 2011, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $133,000 and $102,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable become uncollectible, write-offs will be charged to operations when that determination is made.

Note B - Summary of Significant Accounting Policies (Continued)

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

7. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

8. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. All property and equipment is fully depreciated, therefore there was no depreciation expense for the fiscal years ended September 30, 2012 and 2011.

9. Deposit held with Clearing House: As part of the above mentioned agreement (Note B4) with another broker/dealer, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

10. Deferred Revenue: During 2011, the Company entered into a three year contract extension with RBC Dain for Dain to be the Company's clearing house. In exchange for this extension, the Company received $100,000. The contract extension begins in August 2012 and will continue for three years. The $100,000 received will be recognized as revenue over the life of the extension period. Amounts amortized into income were $5,536 during fiscal 2012.

11. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2012 and 2011 are shown on page 15 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

12. Income Taxes: The Company is a "C" Corporation for federal and state income tax purposes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to September 30, 2009.

13. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $19,446 and $9,532 for the years ended September 30, 2012 and 2011, respectively.

14. Recent Accounting Pronouncements: In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for nonpublic entities for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its future financial statements.

15. Book Value Per Share: Total book value per share was approximately $2,921 and $3,097 as of September 30, 2012 and 2011, respectively.

16. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

17. Reclassifications: Certain reclassifications were made to the 2011 consolidated financial statements to conform to the 2012 presentation with no effect on consolidated net income or stockholders' equity.

Note C - Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2012 and 2011. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Note C - Fair Value of Financial Instruments (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2012			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 92,997	$ -	$ -	$ 92,997
Securities held in inventory	-	536,331	-	536,331
Total Assets	$ 92,997	$ 536,331	$ -	$ 629,328

	September 30, 2011			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 111,701	$ -	$ -	$ 111,701
Securities held in inventory	-	441,188	-	441,188
Total Assets	$ 111,701	$ 441,188	$ -	$ 552,889

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2012 and 2011. Additionally, there were no transfers between levels 1 and 2 during the years ended September 30, 2012 and 2011.

Note D - Securities Held in Inventory

Securities inventory at September 30, 2012 and 2011 consist of the following:

	2012	2011
Kentucky city and county municipal securities	$ 442,302	$ 217,467
State agency tax-exempt fixed income securities	-	223,721
Taxable bonds	94,029	-
	$ 536,331	$ 441,188

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of operations as an unrealized gain or loss. There were no unrealized gains or losses at September 30, 2012 and 2011.

Note E - Property and Equipment

Property and equipment at September 30, 2012 and 2011 consist of the following:

	2012	2011
Office equipment	$ 25,663	$ 25,663
Furniture and fixtures	2,257	2,257
Leasehold improvements	1,385	1,385
	29,305	29,305
Less accumulated depreciation	29,305	29,305
	$ -	$ -

Note F - Insurance - Cash Surrender Value

As of September 30, 2010, an insurance policy carried on the life of one officer had a cash surrender value of $19,682. During 2011, the Company redeemed the policy for the cash surrender amount.

Note G - Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $460,000 as of September 30, 2012). The following were the total amounts outstanding on margin as of September 30:

	2012	2011
Borrowings on brokerage margin account at RBC Dain. The interest rate is 2.056% at September 30, 2012.	$ 361,192	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 2.022% at September 30, 2011.	-	200,710
Total	$ 361,192	$ 200,710

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2012 and 2011 totaled $4,245 and $6,162, respectively.

Note H - Income Taxes

The provision for income taxes at September 30, 2012 and 2011 consists of the following:

	2012	2011
Current Provision		
Federal	$ 37,368	$ 27,015
State and Local	6,014	4,191
Total Current Provision	43,382	31,206
Deferred (Benefit) Expense	(2,182)	38,196
Total Expense	$ 41,200	$ 69,402

The Company's deferred tax assets as of September 30, 2012 consists of provisions for deferred revenue and for 2011 consists of net operating loss carryforwards which are expected to be utilized as the Company has taxable income from operations. The net operating loss carryforwards have been utilized in 2012.

There are no deferred tax liabilities as of September 30, 2012 and 2011.

A valuation allowance is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that no allowance is necessary under this criteria and accordingly no allowance was recorded.

Note I - Commitments and Contingencies

1. Operating Leases: The Company leases office space in two facilities under month-to-month leases and one office space under a non-cancelable operating lease expiring in 2015. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $133,855 and $135,199 for 2012 and 2011, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2013	82,067
2014	83,130
2015	70,014
	$ 235,211

2. Legal and Regulatory Matters: The Company is a registered broker-dealer and as such is subject to the oversight of those who regulate the industry, including FINRA, the United States Securities and Exchange Commission, and the Securities Commission of Kentucky. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules. The Company endeavors to correct such asserted violations in a timely manner. In certain circumstances the Company may be subject to fines or violations. In January of 2012, the United States Securities and Exchange Commission completed an examination of the Company.

Note J – Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

Note K - Retirement Plan

The Company has established a Simple IRA Plan. Employee contributions are through payroll deductions. The Company, at its discretion, matches employee contributions up to 3% of the employees' salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2012 and 2011 were $67,521 and $43,665, respectively.

Supplementary Information

First Kentucky Securities Corporation and Subsidiary
Schedule I- Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2012 and 2011

	2012	2011
Net Stockholders' Equity ("Net Capital")	$ 388,505	$ 411,866
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	12,054	12,496
Deferred assets	37,098	39,280
Total Deductions	49,152	51,776
Net Capital before Percentage Reductions	339,353	360,090
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(25,788)	(21,239)
Net Capital	$ 313,565	$ 338,851
Aggregate Indebtedness		
Accounts Payable, Accrued Liabilities and Deferred Revenue	$ 150,423	$ 198,713
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 213,565	$ 238,851
Ratio of Aggregate Indebtedness to Net Capital	.54 to 1	.59 to 1
Reconciliation with Company Calculation		
Net capital as reported in focus report	$ 315,934	$ 349,574
Audit adjustments to account balances	(2,369)	(10,723)
Net Capital (Above)	$ 313,565	$ 338,851

First Kentucky Securities Corporation and Subsidiary
Schedule II- Information Related to Subordinate Liabilities
Required by Rule 17-A-5
Years Ended September 30, 2012 and 2011

	2012	2011
Statement of Changes in Subordinate Liabilities		
Subordinated Liabilities at Beginning of Year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

First Kentucky Securities Corporation and Subsidiary
Schedule III- Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
Year Ended September 30, 2012

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k) (2):

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).



Mountjoy
Chilton
Medley LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

In planning and performing our audit of the consolidated financial statements of First Kentucky Securities Corporation and Subsidiary ("the Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

P 502.749.1900
F 502.749.1900

888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Louisville, Kentucky
November 26, 2012